UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 27th , 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

          Banco Bradesco S.A. announced to its shareholders, clients and the market in general that all proposals and agenda submitted in the Annual Stockholders’ Meeting and in the Special Stockholders’ Meeting, held cumulatively on this date, at 4:00 p.m. were approved as follows:

Annual Stockholders’ Meeting:

1.
the Administrators’ accounts, the Management Report, the Financial Statements, including the allocation of Net Income, the Independent Auditors and Fiscal Council’s Reports and the Summary of Audit Committee Report, related to the fiscal year ended on 12.31.2005;

2.
the reelection of Messrs. Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, Márcio Artur Laurelli Cypriano, João Aguiar Alvarez, Mrs. Denise Aguiar Alvarez Valente, Messrs. Raul Santoro de Mattos Almeida and Ricardo Espírito Santo Silva Salgado, to compose the Board of Directors;

3.
the election of the Fiscal Council’s members: Messrs. Domingos Aparecido Maia, José Roberto Aparecido Nunciaroni and Ricardo Abecassis Espírito Santo Silva - Sitting Members; Messrs. Jorge Tadeu Pinto de Figueiredo, Nelson Lopes de Oliveira and Renauld Roberto Teixeira - Alternate Members;

4.
the annual global compensation and the funds allocation to support the Management’s Complementary Pension Plans, both for the Administrators, as well as the individual compensation for the Members of the Fiscal Council.

Special Stockholders’ Meeting:

1.		the Board of Directors’ proposals:

	a)	to cancel 30,000 preferred stocks held in treasury, representing its own Capital Stock, without reducing it;

	b)	to change the already existing Ethical Conduct Committee into a statutory body, aligning to the best Corporate Governance practices;

2.		consolidate the Bylaws, in order to reflect the proposals mentioned in the previous item.

          By deliberation taken in a proper meeting held on this date, the Board of Directors of this Bank, immediately after the Annual Stockholders’ Meeting, which elected the members thereof, have chosen to take office as its Chairman and Vice-Chairman, Mr. Lázaro de Mello Brandão and Mr. Antônio Bornia, respectively.

     These deliberations shall be effective after the necessary approval of the process by the Central Bank of Brazil.

Cordially,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.